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[Logo of Santa Fe Pacific Corporation]
                                                                         NEWS
      CORPORATE COMMUNICATIONS

CONTACT: Richard Russack (BN)                          FOR IMMEDIATE RELEASE
         (817) 333-6116                                #3

         Catherine Westphal (Santa Fe)
         (708) 995-6273


               SEC DECLARES BN REGISTRATION STATEMENT EFFECTIVE;
             NEW BN, SANTA FE SHAREHOLDER MEETING DATES SCHEDULED;
                          JOINT TENDER OFFER EXTENDED


     FORT WORTH, TEXAS and SCHAUMBURG, ILLINOIS, January 14, 1995 -- The Securities and Exchange Commission today declared effective the Registration Statement for Burlington Northern Inc. (BN) which contains the BN and Santa Fe Pacific Corporation (Santa Fe) joint proxy materials relating to the proposed merger of the two companies. The proxy materials are being mailed to shareholders of both companies, and a supplement to the offer to purchase relating to the previously announced BN and Santa Fe joint tender offer for Santa Fe common stock is also being mailed to Santa Fe shareholders.

     Additionally, BN and Santa Fe announced that their respective shareholders meetings have been rescheduled to comply with legal requirements. BN's shareholders meeting will be held on Tuesday, February 7, 1995 at 10:00 a.m. CST at 3017 Lou Menk Drive in Fort Worth. The Santa Fe shareholders meeting will be held on Tuesday, February 7, 1995 at 3:00 p.m. CST at the Arlington Park Hilton Conference Center, 3400 West Euclid Avenue, Arlington Heights, Illinois. The two companies' shareholders meetings were previously scheduled for January 27. The record date for the meetings remains December 27, 1994.

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                                                                    Page 2 BN/SF

     In connection with this postponement, the expiration date of the joint tender offer has been extended. The tender offer, proration period and withdrawal rights are now scheduled to expire at 12:00 midnight EST Wednesday, February 8, 1995. As of January 12, 1995, approximately two million shares of Santa Fe common stock have been tendered in response to the tender offer.

     In addition, BN announced that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 applicable to BN's purchase of Santa Fe common stock under the tender offer expired at midnight on January 11, 1995.

     Burlington Northern Inc. (NYSE:BNI) is the parent company of Burlington Northern Railroad, one of the world's leading providers of transportation and logistics services, and operator of the longest rail system in North America, with more than 23,000 miles of track reaching across 25 states and two Canadian provinces.

     Santa Fe Pacific Corporation (NYSE:SFX) is the parent company of The Atchison, Topeka and Santa Fe Railway Company, which operates in 12 states and offers service to Mexico. In addition, Santa Fe owns a 44-percent interest in Santa Fe Pacific Pipeline Partners, L.P.

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